Exhibit 107

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$500,000,000	0.0000927	$46,350
Fees Previously Paid	—		—
Total Transaction Valuation	$500,000,000
Total Fees Due for Filing			$46,350
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$46,350